Hong Kong Exchange and Clearings Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
RESIGNATION AND ELECTION OF SUPERVISOR
SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING
Reference is made to the notice of annual general meeting of PetroChina Company Limited (the “Company”) dated 27 March 2009 (the “AGM Notice”) for the 2008 Annual General Meeting to be held on 12 May 2009 (the “AGM”), which contains the resolutions to be considered at the AGM.
SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Company has been notified by Mr Wu Zhipan, independent supervisor of the Company, of his resignation due to PRC prohibitions on senior officials of higher education institutions serving in other economic entities. Mr Wu confirmed that he has no disagreement with the Board of Directors and the Company and there is no other matter in relation to his resignation that needs to be brought to attention of the shareholders of the Company. The resignation of Mr Wu will take effect after a new supervisor has been elected at a shareholders’ general meeting of the Company. The Board expresses its sincere gratitude to Mr Wu for his contribution to the Company during his term of office.
According to the Articles of Association of the Company, when the Company convenes a shareholders’ annual general meeting, shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose interim motions in writing. China National Petroleum Corporation, a shareholder of the Company holding approximately 86.71% of the Company’s issued share capital, has submitted its interim motion to the Board of Directors on 2 April 2009 on the nomination of Mr Wang Daocheng as a candidate of the election of independent supervisor of the Company. Pursuant to applicable laws, regulations and the Articles of Association of the Company, such interim motion will be proposed at the AGM for shareholders’ consideration. The AGM which will be held, as originally scheduled, at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 12 May 2009, will consider and, if thought fit, pass the following resolution as resolution number 9 in the AGM Notice.
ORDINARY RESOLUTION
9.	“To consider and approve the election of Mr Wang Daocheng as independent supervisor of the Company.”
Mr Wang does not have any service contract with the Company. The supervisor’s fee is fixed by the Board pursuant to relevant PRC requirements and the authority granted by the shareholders at the AGM. The Company will make relevant disclosure in its 2009 annual report in accordance with the Listing Rules.
As required under Rule 13.51(2) of the Listing Rules, the biographical details of Mr Wang who will stand for election at the AGM are set out below to enable the shareholders to make an informed decision on the election.

Mr Wang Daocheng, aged 69, is currently the President of the China Institute of Internal Audit. He is a senior auditor with university education and has over 40 years of experience in finance and auditing. From 1981 to 1984, he led the preparatory committee within the audit department of the Ministry of Finance and headed the science and technology training centre of the National Audit Office as well as the financial and monetary authority. From August 1984, Mr Wang held a number of positions, including Deputy Director of Xicheng District Audit Bureau of Beijing, Deputy Director of the Research Department of the National Audit Office, and successively, the Deputy Director of the General Affairs Bureau, Deputy Director of the Foreign Investment Bureau, Director of the Foreign Investment Department, Director of the Financial Audit Department and Director of the General Office of the National Audit Office. From March 1999 to March 2005, Mr Wang headed the discipline inspection panel of the Central Commission for Discipline Inspection in the National Audit Office. From June 2005, he became the President of the China Institute of Internal Audit.
Mr Wang was previously an external supervisor of Industrial and Commercial Bank of China Limited and has resigned in October 2008. He does not hold any directorship in other public listed companies in Hong Kong or overseas in the past three years. Mr Wang does not serve other positions within the Group and does not have any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at 1 April 2009, Mr Wang does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. In relation to the election of Mr Wang as an independent supervisor of the Company, there is no other information to be disclosed pursuant to any provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.
The candidate will be elected at the forthcoming AGM by a resolution passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The proposed appointment of Mr Wang as a Supervisor will commence on 12 May 2009 and will expire with the current session of the Supervisory Committee according to the Articles of Association of the Company.
Save as disclosed above, no change has been made as to information set out in the AGM Notice of the Company dated 27 March 2009.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board
8 April 2009
Beijing, the PRC

Notes:

(1)	A supplemental proxy form in respect of the ordinary resolution No. 9 abovementioned is enclosed with this notice.

(2)	Shareholders are reminded to read the AGM Notice dated 27 March 2009, including its notes, for details in respect of other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members and other relevant matters.
As at the date of this notice, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr. Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
SUPPLEMENTAL FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON TUESDAY, 12 MAY 20091

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3                                                                                                                                                                                                                          of                                                                                                                                                                                                                                (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4                                                                                                                                                                      of                                           as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Tuesday, 12 May 2009 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting (including any supplemental notice), and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR[5]	AGAINST[5]	ABSTAIN[5]
9	To consider and approve the election of Mr Wang Daocheng as Independent Supervisor of the Company.

Date 2009	Signature(s)[6]

Notes:
1.	Important: You should first review the annual report of the Company for the year 2008, which is expected to be despatched to shareholders on or before 30 April 2009, before appointing the proxy. The annual report for the year 2008 will include the Report of the Directors for the year 2008, the Report of the Supervisory Committee for the year 2008 and the Audited Financial Statements of the Company for the year 2008 for review by the shareholders.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code 100007) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, Rooms 1806-1807, 18/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.